

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
Mr. R. James Andersen
Chief Financial Officer
Avalon Rare Metals Inc.
130 Adelaide St. West, Suite 1901
Toronto, ON M5H 3P5
Canada

> **Re: Avalon Rare Metals Inc.**
> **Form 40-F for Fiscal Year Ended August 31, 2012**
> **Filed November 29, 2012**
> **Response dated August 14, 2013**
> **File No. 001-35001**

Dear Mr. Andersen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended August 31, 2012

Exhibit 99.2 – Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, page 8
k) Exploration and Evaluation Assets, page 12

1.   We note you disclose that exploration and evaluation assets are not tested for impairment and reclassified as property, plant and equipment until, among other things, a decision has been made to proceed with development. Paragraphs 5(b) and 17 of IFRS 6 are conditioned on demonstrable technical feasibility and commercial viability. Please modify your policy and related disclosure or tell us how you concluded managerial determinations/approvals are necessary for demonstrating technical feasibility and commercial viability in accordance with IFRS 6.

2.   We also note that you have established Probable Mineral Reserves at your Thor Lake
         project utilizing the CIM Definition Standards of a Mineral Reserve. Consistent with
         those definitions, it appears your feasibility study related to the Thor Lake project
         demonstrates the technical feasibility and commercial viability of those reserves. Please
         tell us the financial statement and disclosure impact of demonstrating technical feasibility
         and commercial viability at Thor Lake, including the following:

   • the timing of the impairment testing and reclassification of exploration and evaluation
      assets pursuant to paragraph 17 of IFRS 6;

   • the level at which your exploration and evaluation assets are tested for impairment
      pursuant to paragraph 21 of IFRS 6; and,

   • the disclosure requirements of exploration and evaluation assets pursuant to
      paragraph 24(b) of IFRS 6.

         You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-
3390, if you have questions regarding comments on the financial statements and related matters.
You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about
engineering comments. Please contact me at (202) 551-3871 with any other questions.

                                                  Sincerely,

                                                  /s/Tia L. Jenkins

                                                  Tia L. Jenkins
                                                  Senior Assistant Chief Accountant
                                                  Office of Beverages, Apparel, and
                                                  Mining